news release

Zi Corporation Exhibits Multimodal Text Input Technology at ACCESS DAY 2007

Calgary, AB, Canada, October 18, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that as part of its continued focus on the expanding Asian telecom market, it will feature its innovative, multi-language software portfolio at ACCESS DAY 2007 in Tokyo on October 19.

ACCESS DAY 2007 is an annual event for customers and partners organized by ACCESS CO., LTD., a global provider of advanced technologies to the mobile and beyond-PC markets. Zi Corporation will join, among others, NEC Electronics Corporation, Omron Software, Qualcomm, Texas Instruments, Marvell Japan and a representative from Orange at the Westin Hotel in Tokyo.

Zi will be demonstrating its innovative text entry solutions eZiText® and Decuma® for the Japanese market and will have working demonstrations of the software on mobile devices, PDAs and games consoles.

Milos Djokovic, President and CEO of Zi Corporation, said, "We have been working with ACCESS since 2006 and have found the agreement to have particular strategic significance for Zi, as ACCESS Linux Platform™ has opened up new business channels and expanded our reach in the smartphone and wireless device markets. As an ACCESS™ Connect Ecosystem partner, this event is an important opportunity that allows us to further promote our company to the Japanese market."

Zi Corporation will again be joining forces with ACCESS later this month in China at PT EXPO COMM China 2007, being held from October 23 – 27 in Beijing. Zi will join 800 other exhibitors representing 30 countries, including the Canadian Advanced Technology Alliance, China Mobile and China Telecom.

Zi will be exhibiting its innovative text entry products with ACCESS China at booth 6600, Hall 6.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Emma Tagg / Brian Dolby
emma@bcspr.co.uk / brian@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc. Jill Bertotti (investors)
jill@allencaron.com

Len Hall (US business/financial media)
len@allencaron.com
+1 949 474 4300

Intelligent Interface Solutions